UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 23, 2008

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

———————

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 7.01 Regulation FD Disclosure

On July 23, 2008, a multiparty settlement stipulation was filed with the Washington Utilities and Transportation Commission in which Puget Sound Energy was a signatory. The multiparty settlement stipulation is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(c) EXHIBITS.

99.1   Multiparty settlement stipulation filed with the Washington Utilities and Transportation Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ Eric M. Markell
Eric M. Markell
Executive Vice President and
Chief Financial Officer

Dated: July 23, 2008

BEFORE THE
WASHINGTON UTILITIES AND TRANSPORTATION COMMISSION

In the Matter of the Joint Application of	**No. U-072375**
PUGET HOLDINGS LLC	
and	**MULTIPARTY SETTLEMENT STIPULATION**
PUGET SOUND ENERGY, INC.	
For an Order Authorizing Proposed Transaction	

     1.   This Settlement Stipulation is entered into for the purpose of resolving all

issues in this proceeding by and among the parties as set forth below. This Settlement

Stipulation is subject to approval by the Washington Utilities and Transportation

Commission ("Commission") and it is not effective for any purpose until such approval,

except for paragraphs 11, 14, and 15 below, which cover the agreement by the Participating

MULTIPARTY SETTLEMENT
STIPULATION – 1

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

Parties regarding how they will support the Settlement Stipulation before the Commission.

I.   PARTIES

2.   The initial parties to this Settlement Stipulation are Puget Holdings LLC

("Puget Holdings"), Puget Sound Energy, Inc. ("PSE") (Puget Holdings and PSE are jointly

referred to as the "Joint Applicants"), Staff of the Washington Utilities and Transportation

Commission ("Commission Staff"),[1] Industrial Customers of Northwest Utilities ("ICNU"),

Northwest Industrial Gas Users ("NWIGU"), The Energy Project, NW Energy Coalition

("NWEC"), and The Kroger Company, on behalf of its Fred Meyer Stores and Quality Food

Centers divisions ("Kroger"), as represented by the undersigned (referred to hereinafter

jointly as the "Participating Parties" and individually as a "Participating Party"). All parties

that have actively participated in this proceeding, with the sole exception of the Public

Counsel Section of the Washington Office of Attorney General ("Public Counsel"), are

signing the Settlement Stipulation.[2] This Settlement Stipulation will be made available to

other parties to this docket, who may participate by signing and filing a copy of this

Settlement Stipulation.

II.   RECITALS

3.   On December 17, 2007, the Joint Applicants filed with the Washington

---

[1] In formal proceedings such as this, Commission Staff functions as an independent party with the same rights, privileges, and responsibilities as other parties to the proceeding. There is an "*ex parte* wall" separating the Commissioners, the presiding Administrative Law Judge, and the Commissioners' policy and accounting advisors from all parties, including Commission Staff. *See* RCW 34.05.455. The three-member panel of Commissioners is not a party to this Stipulation. The Commissioners must review, consider, and decide whether this Stipulation should be adopted by the Commission.

[2] One non-active party to this proceeding, the Cogeneration Coalition of Washington, has stated that it will not oppose the Settlement Stipulation.

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

Utilities and Transportation Commission (the "Commission") a joint application for an order authorizing the proposed transfer of ownership and control of Puget Energy, Inc. ("Puget Energy"), and its wholly owned subsidiary, PSE, to Puget Holdings (the "Proposed Transaction").

4.   The Commission convened a prehearing conference in this proceeding at Olympia, Washington on January 14, 2008, before Administrative Law Judge Dennis J. Moss. At the prehearing conference, the Commission granted the petitions to intervene by ICNU, NWIGU, The Energy Project, NWEC, Kroger, the Federal Executive Agencies, and Cogeneration Coalition of Washington. The Public Counsel Section of the Washington Office of Attorney General ("Public Counsel") also made an appearance in this docket. The Commission included the Washington and Northern Idaho District Council of Laborers and PacifiCorp on the list of interested persons for the receipt of notices and orders.

5.   In accordance with the procedural schedule adopted at the prehearing conference (Order 01), Commission Staff, Public Counsel, ICNU, NWEC, and The Energy Project filed response testimony on June 18, 2008. On July 2, 2008, the Joint Applicants filed rebuttal testimony and Commission Staff filed cross-answering testimony. Settlement conferences were held in Olympia, Washington, on July 8, July 9, July 10, July 15, and July 17, 2008, and telephonic settlement conferences occurred on July 18 and July 21, 2008.

6.   Based on these discussions and related correspondence, the Participating Parties have reached agreement on proposed commitments (attached as Appendix A to this Settlement Stipulation) that would provide a basis upon which the Participating Parties

MULTIPARTY SETTLEMENT
STIPULATION – 3

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

could recommend Commission approval of the Proposed Transaction.

7.   The Participating Parties wish to present their agreement for the

Commission's consideration and approval. The Participating Parties therefore adopt the

following Settlement Stipulation, which is entered into by the Participating Parties

voluntarily to resolve matters in dispute among them in the interests of expediting the

orderly disposition of this proceeding. The Participating Parties file this Settlement

Stipulation with the Commission as a "Multiparty Settlement" pursuant to WAC 480-

07-730(3).

III.   BACKGROUND REGARDING THE PROPOSED TRANSACTION

8.   On October 26, 2007, the Joint Applicants announced that Puget Energy, Inc.

("Puget Energy"),[3] Puget Holdings,[4] Puget Intermediate Holdings Inc. ("Puget

Intermediate"),[5] and Puget Merger Sub Inc. ("Merger Sub")[6] had entered into the

---

[3] Puget Energy is the parent company of PSE.

[4] Puget Holdings is a Delaware limited liability company, the members of which are wholly owned indirect subsidiaries of:
- (i)   Macquarie Infrastructure Partners (31.8% ownership interest);
- (ii)   Macquarie Capital Group Ltd (15.9% ownership interest);
- (iii) Macquarie-FSS Infrastructure Trust (3.7% ownership interest);
- (iv)   Canada Pension Plan Investment Board (28.1% ownership interest);
- (v)   British Columbia Investment Management Corporation (14.1% ownership interest); and
- (vi)   Alberta Investment Management Corporation (6.3% ownership interest).

All of these members are referred to collectively in this Narrative Statement as the "Investor Consortium." Puget Holdings was formerly named Padua Holdings LLC. Please note that the ownership interests described above add to 99.9% due to rounding.

[5] Puget Intermediate is a Washington corporation, is a wholly owned subsidiary of Puget Holdings, and is the parent of Merger Sub. Puget Intermediate was formerly named Padua Intermediate Holdings Inc.

[6] Merger Sub is a Washington corporation and is a wholly owned subsidiary of Puget Intermediate. Merger Sub was formerly named Padua Merger Sub Inc.

MULTIPARTY SETTLEMENT
STIPULATION – 4

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

Agreement and Plan of Merger, dated as of October 25, 2007 (the "Merger Agreement").[7]

Under the terms of the Merger Agreement, Merger Sub will merge with and into Puget

Energy, with Puget Energy continuing as the surviving corporation. Upon completion of the

Proposed Transaction, Puget Energy's common stock will cease to be publicly traded, and

Puget Energy will be a wholly-owned subsidiary of the entity identified in Appendix B to

this Settlement Stipulation as "Equico," which will be a new Washington limited liability

company. Equico will be a wholly-owned subsidiary of Puget Intermediate, which is a

wholly-owned subsidiary of Puget Holdings. The corporate organizational structure that

Puget Holdings anticipates after closing of the Proposed Transaction is set forth in the Post-

Acquisition Organizational Chart provided as Appendix B to this Settlement Stipulation.

      9.   Pursuant to the Merger Agreement, the merger consideration will be $30.00

per share in cash, representing a premium of over 25% based upon Puget Energy's closing

share price on October 25, 2007 (the last trading day prior to the announcement of the

Proposed Transaction). Approximately $2.6 billion of Puget Energy redeemable securities

and outstanding debt obligations (estimated at completion) will be assumed. The Proposed

Transaction has an enterprise value of approximately $7.4 billion. At completion, the

Proposed Transaction will be funded as follows:

          (i) $3.4 billion in shareholder capital provided by the Investor Consortium;

---

[7] In addition, on December 3, 2007, members of the Investor Consortium invested approximately $296 million in 12.5 million shares of newly issued common stock of Puget Energy under a separate private placement, priced at $23.67 per share. These proceeds were invested in PSE to strengthen its equity base and used to fund PSE's ongoing construction program and working capital needs.

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

(ii) $1.4 billion of newly issued debt; and

(iii) $2.6 billion of existing debt (net of the retirement of approximately $0.6 billion of existing debt).

The Proposed Transaction has been approved by the Board of Directors and shareholders of Puget Energy, the members of the Investor Consortium, and the Federal Energy Regulatory Commission.

IV.   TERMS OF THE SETTLEMENT STIPULATION

10.   Appendix A contains the complete list of commitments that the Joint Applicants agree to make as part of the Proposed Transaction (the "Transaction Commitments"). By virtue of executing this Settlement Stipulation, the Joint Applicants agree to perform and/or comply with each of the Transaction Commitments set forth in Appendix A according to the provisions of each such Transaction Commitment as set forth therein.

11.   The Participating Parties agree that, with the Transaction Commitments, the Proposed Transaction meets the public interest standard in WAC 480-143-170 necessary for Commission approval. The Participating Parties therefore agree to support this Settlement Stipulation as a settlement of all issues in this proceeding and to recommend Commission approval of the Proposed Transaction and the Application pursuant to the terms of this Settlement Stipulation. The Joint Applicants encourage the Commission to enter a final order approving the Proposed Transaction as early in September as possible, consistent with the current schedule for an order. The Participating Parties understand that this Settlement

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

Stipulation is not binding on the Commission in ruling on the Application.

12.   The Participating Parties agree that this Settlement Stipulation represents a compromise in the positions of the Participating Parties. As such, conduct, statements, and documents disclosed in the negotiation of this Settlement Stipulation shall not be admissible as evidence in this or any other proceeding. By executing this Settlement Stipulation, no Participating Party shall be deemed to have approved, admitted, or consented to the facts, principles, methods, or theories employed in arriving at the terms of this Settlement Stipulation, nor shall any Participating Party be deemed to have agreed that any provision of this Settlement Stipulation is appropriate for resolving issues in any other proceeding, except those proceedings involving the enforcement or implementation of the terms of this Settlement Stipulation.

13.   Each of the Joint Applicants acknowledge that the Commission's approval of the Settlement Stipulation, the Transaction Commitments, or the Joint Application shall not bind the Commission in other proceedings with respect to the determination of prudence, just and reasonable character, rate or ratemaking treatment, or public interest of services, accounts, costs, investments, any particular expenditures, or actions referenced in these Transaction Commitments.

14.   The Participating Parties shall cooperate in submitting this Settlement Stipulation promptly to the Commission for approval, and shall cooperate in developing supporting materials as required by WAC 480-07-740(2)(a). The Participating Parties agree to support the Settlement Stipulation throughout this proceeding, according to the

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

procedures used by the Commission to review the Settlement Stipulation. For example, if

the Commission permits a panel presentation, each Participating Party will provide a witness

or witnesses (if necessary) for a panel to sponsor such Settlement Stipulation. Each

Participating Party will also provide a legal representative or representatives to support the

Settlement Stipulation at a Commission hearing, and recommend that the Commission issue

an order adopting the Settlement Stipulation in its entirety. In the event the Commission

rejects this Settlement Stipulation or accepts this Settlement Stipulation upon conditions not

contained herein, the provisions of WAC 480-07-750(2) shall apply.

V.   MISCELLANEOUS PROVISIONS

15.   The Participating Parties shall cooperate in submitting this Settlement

Stipulation promptly to the Commission for acceptance so that it may be approved and

implemented as early in September as possible, consistent with the current schedule for an

order. The Participating Parties shall request that a hearing be set as soon as possible, to

present the Settlement Stipulation, and shall each make a witness or witnesses available (if

necessary) to answer questions in support of this Settlement Stipulation or provide such

other indication of support as the Commission or Administrative Law Judge requests. The

Participating Parties agree to recommend that the Commission suspend all existing due dates

and hearing dates in Docket No. U-072375, and request that a prehearing conference be set

as soon as possible to determine a procedural schedule for hearing on the settlement

schedule.

16.   If the Commission rejects all or any material portion of this Settlement

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

Stipulation, or adds additional material conditions, each Participating Party reserves the right, upon written notice to the Commission and all Parties to this proceeding within seven (7) days of the date of the Commission's Order, to withdraw from the Settlement Stipulation. If any Participating Party exercises its right of withdrawal, this Settlement Stipulation shall be void and of no effect, and the Participating Parties will support a joint motion to reinstate an expedited procedural schedule for those dates specifically suspended by the Commission pursuant to the above request.

17.   The Participating Parties enter into this Settlement Stipulation to avoid further expense, uncertainty, and delay. By executing this Settlement Stipulation, no Participating Party shall be deemed to have accepted or consented to the facts, principles, methods, or theories employed in arriving at the Settlement Stipulation, and except to the extent expressly set forth in this Settlement Stipulation, no Participating Party shall be deemed to have agreed that such a Settlement Stipulation is appropriate for resolving any issues in any other proceeding.

18.   Each Participating Party retains the right to provide information to the public about this Settlement Stipulation, after this Settlement Stipulation is filed with the Commission. Each Participating Party shall provide to each other Participating Party a copy of each public announcement, news release or similar communication (hereafter "public communication") that the issuing Participating Party intends to make regarding this Settlement Stipulation, as soon as practicable in advance of publication. Each Participating Party receiving such public communication may review the public communication and make

MULTIPARTY SETTLEMENT
STIPULATION – 9

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

a reasonable request to the issuing Participating Party to change the text of such public communication. Notwithstanding anything else in this paragraph, each Participating Party agrees that each such public communication shall include a statement to the effect that this Settlement Stipulation is subject to Commission approval and the Commission Staff's signing of this Settlement Stipulation and/or Commission Staff's recommendation that the Commission approve this Settlement Stipulation is not binding on the Commission itself.

19.   This Settlement Stipulation may be executed by the Participating Parties in several counterparts, through original and/or facsimile signature, and as executed shall constitute one agreement.

20.   Each Participating Party stipulates that the pre-filed testimony and exhibits of each other Participating Party may be admitted into evidence in the record of this proceeding.

21.   This Settlement Stipulation is entered into by each Participating Party as of the date entered below.

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

DATED this 22nd day of July, 2008.

PUGET SOUND ENERGY, INC.

By /s/ Eric M. Markell
    Eric M. Markell
    Executive Vice President and
    Chief Financial Officer

PUGET HOLDINGS LLC

By /s/ Christopher J. Leslie
    Christopher J. Leslie
    Chairman of the Board of Managers

WASHINGTON UTILITIES AND TRANSPORTATION COMMISSION STAFF

By /s/ Donald T. Trotter
    Donald T. Trotter
    Senior Counsel

INDUSTRIAL CUSTOMERS OF NORTHWEST UTILITIES

By /s/ Melinda J. Davison
    Melinda J Davison
    Attorney for ICNU

NORTHWEST INDUSTRIAL GAS USERS

By /s/ Chad Stokes
    Chad Stokes
    Attorney for NWIGU

NW ENERGY COALITION

By /s/ Danielle Dixon
    Danielle Dixon
    Attorney for NWEC

NW ENERGY COALITION

By /s/ David S. Johnson
    David S. Johnson
    Attorney for NWEC

THE ENERGY PROJECT

By /s/ Ronald L. Roseman
    Ronald L. Roseman
    Attorney for The Energy Project

THE KROGER COMPANY

By /s/ Kurt J. Boehm
    Kurt J. Boehm
    Attorney for The Kroger Company

MULTIPARTY SETTLEMENT
STIPULATION – 11

Perkins Coie LLP
The PSE Building
10885 N.E. Fourth Street, Suite 700
Bellevue, WA 98004-5579
Phone: 425.635.1400
Fax: 425.635.2400

APPENDIX A TO
MULTIPARTY SETTLEMENT STIPULATION

TRANSACTION COMMITMENTS

In support of the Joint Application, Puget Holdings LLC ("Puget Holdings") and Puget Sound Energy, Inc. ("PSE") make the following commitments (the "Commitments") in connection with Commission approval of the transaction pursuant to which Puget Holdings would acquire all of the outstanding common stock of Puget Energy, Inc. ("Puget Energy") and PSE would thereafter become an indirect, wholly-owned subsidiary of Puget Holdings (the "Proposed Transaction").

1. PSE and Puget Holdings commit to continue the Service Quality measures currently in place for PSE or as may be modified in any future proceeding.

2. Puget Holdings acknowledges PSE's need for significant amounts of capital to invest in its energy supply and delivery infrastructure and commits that meeting these capital requirements will be considered a high priority by the Boards of Puget Holdings and PSE.

3. Puget Holdings will secure and provide at closing contractually committed credit facilities for PSE and Puget Energy of a term not less than three years, in an amount not less than $1.4 billion to support PSE's capital expenditure program as set forth in the summary of PSE's multi-year Business Plan, dated October 19, 2007.

4. Puget Holdings acknowledges PSE's obligations under Washington's Renewable Portfolio Standard and commits to support PSE with additional expertise and capital as necessary to enable PSE to fulfill those obligations.

5. Puget Holdings commits to work with PSE to acquire all renewable energy resources required by law and such other renewable energy resources as may from time to time be deemed advisable in accordance with its biennial integrated resource planning process.

6. Puget Holdings commits to and supports PSE's Greenhouse Gas and Carbon Policy contained in PSE's current Integrated Resource Plan.

7. Puget Holdings commits to and supports PSE's energy efficiency goals and objectives set forth in PSE's May 2007 Integrated Resource Plan and its ongoing collaborative efforts to expand and enhance them.

8. Within ninety (90) days of the Proposed Transaction closing, PSE and Puget Holdings will file a non-consolidation opinion with the Commission which concludes, subject to customary assumptions and exceptions, that the ring fencing provisions are sufficient that a bankruptcy court would not order the substantive consolidation of the assets and liabilities of PSE with those of Puget Energy or its affiliates or subsidiaries.

9.   PSE will (i) maintain separate books and records; (ii) agree to prohibitions against loans or pledges of utility assets to Puget Energy or Puget Holdings without Commission approval; and (iii) generally hold PSE customers harmless from any business and financial risk exposures associated with Puget Energy, Puget Holdings and its other affiliates.

10. PSE will maintain separate debt and preferred stock, if any. PSE will maintain its own corporate and debt credit rating, as well as ratings for long-term debt and preferred stock.

11. Any net cost savings that may be achieved by PSE as a result of the Proposed Transaction will be reflected in subsequent rate proceedings, as such savings materialize.

12. Puget Holdings and PSE commit that PSE will honor its labor contracts.

13. PSE will maintain its pension funding policy in accordance with sound actuarial practice.

14. PSE and Puget Holdings will maintain staffing and presence in the communities in which PSE operates at levels sufficient to maintain the provision of safe and reliable service and cost-effective operations.

15. As part of the Proposed Transaction, Puget Holdings will seek to retain all current senior management of PSE. This Commitment shall not limit the ability of PSE to determine its organizational structure and select and retain personnel best able to meet PSE's need over time.

16. At least one director of PSE will be an Independent Director who is not a member, stockholder, director (except as such Independent Director of PSE), officer, or employee of Puget Holdings or its affiliates. The organizational documents for PSE will not permit PSE, without the unanimous consent of all its directors including the Independent Director, to consent to the institution of bankruptcy proceedings or the inclusion of PSE in bankruptcy proceedings. The Chief Executive Officer of PSE will be a member of the board of PSE.

17. PSE and Puget Holdings commit that PSE and Puget Energy corporate headquarters will remain in PSE's service territory.

18. PSE and Puget Sound Energy Foundation will maintain its existing level of corporate contributions and community support in the State of Washington (as identified by PSE for such region in its budget for 2007) for a period five years after closing. Upon closing of the Proposed Transaction, Puget Holdings will make a one-time contribution of $5 million to the Puget Sound Energy Foundation.

19. Puget Holdings and PSE will make reasonable commitments, consistent with recent Commission merger orders, to provide access to PSE's books and records; access to financial information and filings; audit rights with respect to the documents supporting any costs that may be allocable to PSE; and access to PSE's board minutes, audit reports, and information provided to credit rating agencies pertaining to PSE.

20. Affiliate Transactions, Cross-Subsidization: PSE agrees (i) to file cost allocation methodologies used to allocate Puget Energy or Puget Holdings-related costs to PSE; (ii) to propose methods and standards for treatment of affiliate transactions; and (iii) that there will be no cross-subsidization by PSE customers of unregulated activities.

21. Transaction Costs: PSE and Puget Holdings agree that there will be no recovery of legal and financial advisory fees associated with the Proposed Transaction in rates and no recovery of the acquisition premium in rates.

22. PSE and Puget Holdings commit to maintain existing low-income programs or as such programs may be modified in any future proceeding. In addition, the Joint Applicants commit to increase the budgeted funding of low-income energy efficiency programs in future years at a level commensurate with increases in funding for energy efficiency programs for other residential customers through the CRAG process.

23. PSE and Puget Holdings commit to continue to work with low-income agencies to address issues of low-income customers.

24. Puget Holdings and PSE will not advocate for a higher cost of debt or equity capital as compared to what PSE's cost of debt or equity capital would have been absent Puget Holdings' ownership.

25. In furtherance of Commitment 8, if the ring-fencing provisions are insufficient to obtain a non-consolidation opinion, Puget Holdings and PSE agree to promptly undertake the following actions:

    (i) Notify the Commission of this inability to obtain a non-consolidation opinion.

    (ii) Propose and implement, upon Commission approval, such additional ring-fencing provisions around PSE as are sufficient to obtain a non-consolidation opinion subject to customary assumptions and exceptions.

26. In furtherance of Commitment 9:

    (a) Puget Holdings and PSE commit that PSE's customers will be held harmless from the liabilities of any non-regulated activity of PSE or Puget Holdings. In any proceeding before the Commission involving rates of PSE, the fair rate of return for PSE will be determined without regard to any adverse consequences that are demonstrated to be attributable to the non-regulated activities. Any new non-regulated subsidiary will be established as a subsidiary of either Puget Holdings, Puget Intermediate Holdings Inc., or Puget Energy rather than as a subsidiary of PSE. Measures providing for separate financial and accounting treatment will be established for each non-regulated activity.

(b)   Puget Holdings and PSE will notify the Commission subsequent to Puget Holdings' board approval and as soon as practicable following any public announcement of: (1) any acquisition of a regulated or unregulated business representing 5 percent or more of the capitalization of Puget Holdings; or (2) the change in effective control or acquisition of any material part of PSE by any other firm, whether by merger, combination, transfer of stock or assets.

(c)   Neither PSE nor Puget Holdings will assert in any future proceedings, that, by virtue of the Proposed Transaction and the resulting corporate structure, the Commission is without jurisdiction over any transaction that results in a change of control of PSE.

27.   In furtherance of Commitment 19:

(a)   PSE and Puget Holdings will maintain the necessary books and records so as to provide an audit trail for all corporate, affiliate, or subsidiary transactions with PSE, or that result in costs that may be allocable to PSE.

(b)   PSE will provide Commission Staff and Public Counsel access to books and records (including those of Puget Holdings or any affiliate or subsidiary companies) required to be accessed to verify or examine transactions with PSE, or that result in costs that may be allocable to PSE. The Proposed Transaction will not result in reduced access to the necessary books and records that relate to transactions with PSE, or that result in costs that may be allocable to PSE, and the Proposed Transaction and resulting corporate structure will not be used by PSE as a basis to oppose requests for such books and records made by the Commission or by Commission Staff or Public Counsel.

(c)   Nothing in the Proposed Transaction will limit or affect the Commission's rights with respect to inspection of accounts, books, papers and documents of PSE pursuant to RCW 80.04.070 or RCW 80.16.030. Nothing in the Proposed Transaction will limit or affect the Commission's rights with respect to inspection of accounts, books, papers and documents of Puget Holdings pursuant to RCW 80.16.030; provided, that such right to inspection shall be limited to those accounts, books, papers and documents of Puget Holdings that pertain to transactions affecting PSE's regulated utility operations.

(d)   Puget Holdings and PSE will provide the Commission with access to written information provided by and to credit rating agencies that pertains to PSE. Puget Holdings and each of its members will also provide the Commission with access to written information provided by and to credit rating agencies that pertains to Puget Holdings' subsidiaries to the extent such information may potentially affect PSE.

28. In furtherance of Commitment 20:

   (a) If and when any subsidiary of PSE becomes a subsidiary of Puget Holdings, Puget Intermediate Holdings Inc., or Puget Energy, PSE will so advise the Commission within thirty (30) days and will submit to the Commission a written document setting forth PSE's proposed corporate and affiliate cost allocation methodologies.

   (b) PSE will notify the Commission of any change in corporate structure that affects PSE's corporate and affiliate cost allocation methodologies. PSE will propose revisions to such cost allocation methodologies to accommodate such changes. PSE will not argue that compliance with this provision constitutes approval by the Commission of a particular methodology for corporate and affiliate cost allocation.

   (c) PSE and Puget Holdings will comply with all applicable provisions of Title 80 RCW, including those pertaining to transfers of property under Chapter 80.12 RCW, affiliated interests under Chapter 80.16 RCW, and securities and the assumption of obligations and liabilities under Chapter 80.08 RCW.

   (d) With respect to the ratemaking treatment of affiliate transactions, PSE and Puget Holdings will comply with the Commission's then-existing practice; provided, however, that nothing in this Commitment limits PSE from also proposing a different ratemaking treatment for the Commission's consideration or limit the positions any other party may take with respect to ratemaking treatment.

   (e) PSE will bear the burden of proof in any general rate case that any corporate and affiliate cost allocation methodology it proposes is reasonable for ratemaking purposes. Neither PSE nor Puget Holdings will contest the Commission's authority to disallow, for retail ratemaking purposes in a general rate case, unsupported, unreasonable, or misallocated costs from non-regulated or affiliate businesses to PSE's regulated utility operations.

29. PSE and Puget Holdings acknowledge that all existing orders issued by the Commission with respect to PSE or its predecessors, Puget Sound Power & Light Company and Washington Natural Gas Company, will remain in effect, and are not modified or otherwise affected by the Proposed Transaction or any order of the Commission approving the Proposed Transaction. Notwithstanding the immediately preceding sentence, the Commission's *Order Accepting Stipulation and Approving Corporate Reorganization to Create a Holding Company, With Conditions*, dated August 15, 2000, in Docket No. UE-991779 will be superseded and replaced in its entirety by any order of the Commission approving the Proposed Transaction.

30. Nothing in these Commitments shall be interpreted as a waiver of Puget Holdings' or PSE's rights to request confidential treatment for information that is the subject of any of the Commitments.

31.   The Joint Applicants understand that the Commission has authority to enforce these Commitments in accordance with their terms. If there is a technical violation of the terms of these Commitments, then the offending party may, at the discretion of the Commission, have a period of thirty (30) calendar days to cure such technical violation.

32.   By April 1, 2009 and each April 1 thereafter through April 1, 2013, PSE will file a report with the Commission regarding the implementation of the Commitments as of December 31 of the preceding year. The report will, at a minimum, provide a description of the performance of each of the Commitments. If any of the Commitments is not being met, relative to the specific terms of the Commitment, the report shall provide proposed corrective measures and target dates for completion of such measures. PSE will make publicly available at the Commission non-confidential portions of the report.

33.   Puget Holdings and PSE acknowledge that the Commitments are being made by Puget Holdings and PSE and are binding only upon them (and their affiliates where noted). Puget Holdings and PSE are not requesting in this proceeding a determination of the prudence, just and reasonable character, rate or ratemaking treatment, or public interest of the investments, expenditures or actions referenced in the Commitments, and the Parties in appropriate proceedings may take such positions regarding the prudence, just and reasonable character, rate or ratemaking treatment, or public interest of the investments, expenditures or actions as they deem appropriate.

34.   Joint Applicants commit to provide rate credits of $100 million ($10 million per year for a 10-year period) commencing at the closing of the Proposed Transaction. These rate credits will be allocated between PSE's gas and electric operations on an annual basis based upon the traditional Federal Energy Regulatory Commission four-factor allocation methodology.   For natural gas customers, these credits will be returned on an equal percent of margin basis to all natural gas customers. For electric customers, these credits will be returned on an equal percent of margin basis to all electric customers. These rate credits will consist of two components:

    (a)   An $8.8 million rate credit per year for ten years that is not offsettable, but that reflects the Investor Consortium's willingness to accept what, in effect, is a reduction in its returns for a ten-year period.

    (b)   A $1.2 million fully offsettable rate credit per year for ten years connected with the savings associated with de-listing from the New York Stock Exchange. To the extent PSE can demonstrate in any subsequent rate proceeding that these savings are reflected in the underlying cost of service, the rate credit would cease to be provided separately to customers.

35. Joint Applicants commit that as of the closing of the transaction (or within sixty (60) days thereof), PSE will have a common equity ratio of not less than 50 percent. Joint Applicants commit that at all times thereafter, PSE will have a common equity ratio of not less than 44 percent, except to the extent a lower equity ratio is established for ratemaking purposes by the Commission. Joint Applicants represent that Puget Holdings is not prohibited from issuing new equity to third parties. Joint Applicants will not amend the LLC Agreement or other transaction documents to prohibit Puget Holdings from issuing new equity to third parties (including public markets). The transaction documents also permit PSE to issue certain hybrid securities to third parties (including public markets) and Puget Holdings. If Puget Holdings makes a new equity issuance for the purpose of (i) contributing the proceeds thereof (through its relevant subsidiaries) to Puget Energy or PSE, or (ii) applying the proceeds thereof toward the purchase from PSE of hybrid securities that are permitted to be issued under the transaction documents, the proceeds of any such new equity issuances by Puget Holdings shall be used for such purpose. Joint Applicants will provide an annual certificate of an officer of Puget Holdings certifying that neither Puget Holdings nor PSE is prohibited from undertaking the transactions described above.

36. PSE shall not be permitted to declare or make any PSE distribution unless, on the date of such PSE distribution, the PSE common equity ratio after giving effect to such PSE distribution is not less than 44%, except to the extent a lower equity ratio is established for ratemaking purposes by the Commission.

37. Puget Energy may not declare or make a PE distribution, unless on the date of such PE distribution, the ratio of consolidated EBITDA to consolidated interest expense for the most recently ended four fiscal quarter period prior to such date is equal or greater than 2.00 to 1.00.

38. The Joint Applicants agree to amend the corporate organizational structure by inserting a new entity (tentatively identified as "Equico") in the organizational structure between Puget Intermediate and Puget Energy. See the post-acquisition organizational chart in Exhibit No. ___(CJL-10). In summary, following closing of the Proposed Transaction, all of the common stock of Puget Energy will be owned by "Equico," which will be a new Washington limited liability company. "Equico" will be a wholly-owned subsidiary of Puget Intermediate. "Equico" is expected to be established as a bankruptcy-remote special purpose entity, and shall not have debt.

39. The Joint Applicants commit that each of Puget Energy and PSE will continue to be rated by both Standard & Poor's Ratings Group and Moody's Investors Service, Inc. The Joint Applicants will use best efforts to obtain and maintain from Standard & Poor's Ratings Group confirmation of separation between the respective corporate credit rating for each of Puget Energy and PSE within the ninety (90) days following the closing of the Proposed Transaction. If the Joint Applicants are unable to obtain or maintain ratings separation, the Joint Applicants will make a filing with the Commission explaining the basis for their failure to obtain or maintain such separation, and parties will have an opportunity to participate and propose additional commitments.

40.   PSE shall not declare or make any distribution, unless, on the date of such distribution, either:

> (a)   The ratio of PSE EBITDA to PSE interest expense for the most recently ended four fiscal quarter period prior to such date is equal or greater than 3.00 to 1.00; or

> (b)   PSE's corporate credit/issuer rating is at least BBB- (or its then equivalent) with S&P and Baa3 (or its then equivalent) with Moody's.

However, if PSE satisfies part a) above but its corporate credit/issuer rating is downgraded to a level below BBB- (or its then equivalent) with Standard & Poor's Ratings Group or Baa3 (or its then equivalent) with Moody's Investors Service, Inc., then PSE shall provide notice to the Commission of such downgrade within two business days of PSE's receipt of notice of such downgrade. Following such downgrade, distributions by PSE to Puget Energy shall be limited to an amount sufficient (i) to service debt at Puget Energy, and (ii) to satisfy financial covenants in the credit facilities of Puget Energy, and distributions by Puget Energy to Equico shall cease. If PSE seeks to make any distribution to Puget Energy greater than such amount and Puget Energy seeks to make any distribution to Equico whatsoever, PSE and Puget Energy shall within forty-five calendar days of such downgrade (or earlier if PSE anticipates that such a downgrade may be forthcoming) file a petition with the Commission to show cause why (i) PSE should be permitted to make any distribution to Puget Energy in excess of such amount and (ii) Puget Energy should be permitted to make any distribution to Equico. It is the expectation of the Joint Parties that the Commission within sixty (60) days after PSE's and Puget Energy's filing of such petition will issue an order granting or denying such petition. In considering such petition, due consideration shall be given to the financial performance and credit rating of PSE and to whether PSE has, and is expected to achieve, financial metrics that fall within the ranges used by Standard & Poor's Ratings Group and Moody's Investors Service, Inc. for investment grade-rated utility companies and any changes in such ranges since the date of closing of the Proposed Transaction; provided that nothing in this commitment shall prohibit the parties from advancing any arguments regarding factors the Commission should consider. If PSE's corporate credit/issuer rating is subsequently upgraded to BBB- (or its then equivalent) or above with Standard & Poor's Ratings Group or Baa3 (or its then equivalent) or above with Moody's Investors Service, Inc., then PSE shall provide notice to the Commission of such upgrade within two business days of PSE's receipt of notice of such upgrade, and neither PSE nor Puget Energy shall be subject to any dividend restriction pursuant to this Commitment as of the date PSE provides such notice to the Commission.

41.   Joint Applicants commit that (i) the board of directors of PSE will include at least three directors who are residents of the region, one of whom shall be the chief executive officer of PSE, and (ii) the board of directors of Puget Energy will include at least two directors who are residents of the region, one of whom shall be the chief executive officer of PSE.

42. Joint Applicants agree to PSE's proposal to increase bill assistance benefits for qualifying low-income customers by making the appropriate tariff filings in the on-going general rate case to:

   (a)   increase the total aggregate funding cap for its low income customer bill assistance program to approximately $15 million per year from approximately $10.25 million per year, and

   (b)   permit benefit funds not distributed to qualifying customers in any single program year be able to be carried over to provide supplemental benefit funding to be available in the next program year.

   Furthermore, the Joint Applicants agree to PSE's proposal for clarification of the program accounting rules to define the program caps to include benefits and administrative costs. Amounts to be set in rates would include a gross-up over and above the program caps sufficient to cover PSE's revenue sensitive items.

43. PSE will to the extent practical, comply with the rules applicable to a registrant under NYSE rules. Please see Exhibit No. ___(EMM-11) at pages 1-4 for an analysis of PSE's present reporting and governance obligations under NYSE Corporate Governance Standards. Such analysis identifies the applicable NYSE rule, describes the current requirement, describes the post-closing requirement, and sets forth PSE's post-closing commitment with respect to each requirement in the event a current requirement is not a continuing obligation. Such analysis also details the requirements of the NYSE with respect to the following:

   (a)   annual report availability,

   (b)   interim financial statements,

   (c)   independent directors,

   (d)   director executive sessions,

   (e)   communication with non-management directors,

   (f)   nominating and governance committee matters,

   (g)   compensation committee matters,

   (h)   the audit committee and committee membership,

   (i)   the internal audit function,

   (j)   corporate governance guidelines,

   (k)   disclosure of corporate governance guidelines,

(l)   code of business conduct and ethics, and

(m)   officer certification.

44.   Joint Applicants commit that Puget Energy and PSE will continue to make the same SEC financial reporting requirements after closing of the Proposed Transaction with respect to the following:

(a)   Section 13(a) disclosure requirements,

(b)   Section 15(d) disclosure requirements, and

(c)   indenture covenants disclosure requirements.

45.   Joint Applicants commit to the following post-closing commitments with respect to the Sarbanes-Oxley Act for both PSE *and* Puget Energy:

(a)   Section 201 guidance on the use of outside auditors,

(b)   Section 202 pre-approval requirements with respect to the engagement and compensation of auditors,

(c)   Section 203 requirements with respect to audit partner rotation,

(d)   Section 204 guidance with respect to the requirements of auditor reports to audit committees,

(e)   Section 206 guidance with respect to auditor conflicts of interest,

(f)   Section 301 requirements with respect to audit committee requirements,

(g)   Section 302 requirements with respect to corporate responsibility for financial reports,

(h)   Section 401 requirements with respect to the form and content of periodic and annual reports,

(i)   Section 403 requirements with respect to disclosures of certain transactions involving management and shareholders,

(j)   Section 404 requirements with respect to management assessment of internal controls,

(k)   Section 406 requirements with respect to the code of ethics for senior financial officers,

(l)   Section 407 requirements with respect to disclosure of audit committee financial expert, and

(m)   Section 906 requirements with respect to corporate responsibility for financial statements.

46.   PSE will continue to meet all the applicable FERC reporting requirements with respect to annual reports (FERC Form 1) and quarterly reports (FERC Form 3) after closing of the Proposed Transaction.

47.   Each of the Joint Applicants agrees that PSE will undertake a study, in collaboration with stakeholders, to identify potential energy efficiency improvements in its distribution, transmission and generation assets (consistent with any analysis required as part of the Integrated Resource Plan ("IRP") process) and present the results of such study to the Conservation Resource Advisory Group (CRAG) for its consideration and potential inclusion as part of PSE's energy efficiency portfolio. These potential improvements in PSE's energy efficiency improvements in its distribution, transmission and generation assets are in addition to end-use energy efficiency improvements.

48.   Each of the Joint Applicants agrees that PSE will support increased funding in the next Northwest Energy Efficiency Alliance budget cycle. If (i) such funding is determined to have merit as an outcome of the strategic planning process and (ii) PSE's proportion of the Northwest Energy Efficiency Alliance budget is not changed, PSE will pay its pro rata share of such budget, contingent on availability of sufficient rider/tracker funds. This commitment will not limit PSE's ability to engage in bilateral contracts with the Northwest Energy Efficiency Alliance for targeted program delivery in PSE's service area.

49.   Each of the Joint Applicants agrees that PSE will acquire renewable resources, to the extent such resources are reasonably commercially available and determined to be necessary to meet load and cost-effective pursuant to PSE's established IRP and resource evaluation and acquisition processes, that will enable PSE to meet its internal objective of serving 10% of load with renewable energy resources by 2013, provided that nothing in such commitment would prohibit PSE from retaining or selling renewable energy credits associated with such resources that are surplus to PSE's needs to meet Washington Renewable Portfolio Standards targets. Communications with customers shall accurately reflect the environmental attributes associated with power delivered to such customers. Joint Applicants acknowledge that PSE retains the burden of proof to demonstrate the prudence of any resource acquisition.

50.   Each of the Joint Applicants agrees that PSE supports the objective of increasing penetration of the Green Power Program to at least 2% of PSE's annual load or at least 5% of electric customers subscribed within five years of the close of the Proposed Transaction, provided that the Commission approves the program and related program costs. To meet such a commitment, PSE will enlist the services of a third-party marketer experienced with the Northwest marketplace.

51. Each of the Joint Applicants agrees that PSE will (i) continue to offer customers the investment cost recovery incentive authorized by RCW 82.16.120 each year for as long as the law is in effect and (ii) dedicate resources to market and promote net metering. Such a commitment, however, is contingent on the continuation of implementing tariffs supporting such net metering programs on file with the Commission.

52. Each of the Joint Applicants agrees that PSE will continue to actively participate in national and regional forums regarding transmission issues, pricing policies, siting requirements, and interconnection and integration policies.

53. Each of the Joint Applicants agrees that PSE will continue to produce an annual greenhouse gas emissions inventory report, including an inventory of total emissions from each of the sources listed in Table 2-1 of PSE's 2006 Greenhouse Gas Inventory Report, and make such greenhouse gas emissions inventory report available to its customers and stakeholders.

54. Each of the Joint Applicants agrees that PSE will file a carbon-offset program for PSE's natural gas customers with the Commission within two years of closing of the Proposed Transaction. This pilot program would allow PSE's customers to offset the greenhouse gas emissions associated with their natural gas use. Customers' participation in the program will be entirely voluntary.

55. Each of the Joint Applicants agrees that PSE will

   (a)   consider the final recommendations of the Oregon Public Utility Commission in Docket UM1302 within the context of the IRP; and

   (b)   report to the Commission and the parties to this proceeding the results of PSE's assessment of the final recommendations of the Oregon Public Utility Commission in Docket UM1302 and their applicability to PSE's IRP process within twelve months of the close of the Proposed Transaction.

56. Puget Energy shall not operate or own any business other than PSE.

57. The objective of Joint Applicants is to refinance the term loan of Puget Energy using medium-term and/or long-term financing. The Joint Applicants will develop a plan to achieve this objective and maintain records of their efforts to achieve such objective. The plan developed by the Joint Applicants pursuant to this Commitment will be available to the Commission and other interested parties, upon request and subject to the protective order in Docket No. U-072375.

58. Joint Applicants commit that the current and any future capital expenditure credit facilities will by their terms limit the use of such funds only for financing PSE capital expenditures. Quarterly officer certificates under each of the credit facilities of Puget Energy and PSE will be made available to the Commission and other interested parties, upon request and subject to the protective order in Docket No. U-072375.

59. The Joint Applicants commit to reduce the size of the Puget Energy term facility from $1.425 billion to $1.225 billion by investing an additional $200 million of equity in Puget Energy.

60. The Joint Applicants commit that they will not make any proposals to materially change or affect industrial service under rate Schedule 449, including any change to the methodology that is used for calculating rates for Schedule 449 customers during the five-year period commencing as of the date of the closing of the Proposed Transaction.

61. The Joint Applicants agree that PSE will propose and support in its next general rate case rates for Schedule 40 based on the current calculated rate methodology. Under the calculated rate methodology, Schedule 40 rates are equal to the high voltage (Schedule 49) charges (adjusted for power factor and losses) for power supply and transmission, plus the actual costs of all the PSE distribution facilities used to provide delivery services to the Schedule 40 customers.

62. PSE has no current plans to make any proposals regarding decoupling for natural gas customers in the State of Washington for the two-year period following the date of closing of the Proposed Transaction. The Joint Applicants agree that PSE will not make any proposals regarding decoupling for gas industrial customers during the two-year period commencing as of the date of closing of the Proposed Transaction.

63. PSE has no current plans to make any proposals regarding decoupling for electric customers in the State of Washington for the two-year period following the date of closing of the Proposed Transaction. The Joint Applicants agree that PSE will not make any proposals regarding decoupling for electric industrial customers during the two-year period commencing as of the date of closing of the Proposed Transaction.

APPENDIX B TO
MULTIPARTY SETTLEMENT STIPULATION

POST-ACQUISITION ORGANIZATIONAL CHART


Macquarie Infrastructure Partners
Macquarie Capital Group, Ltd.
Macquarie FSS Infrastructure Trust
CPPIB
bcIMC
AIMCo
Puget Holdings LLC
Puget Intermediate Holdings, Inc.
Equico
Puget Energy, Inc.
Puget Sound Energy, Inc.